United States securities and exchange commission logo





                              March 3, 2021

       Tomer Bar Zeev
       Chief Executive Officer
       ironSource Ltd.
       121 Menachem Begin Street
       Tel Aviv 6701203, Israel

                                                        Re: ironSource Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted February
4, 2021
                                                            CIK No. 0001837430

       Dear Mr. Bar Zeev:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Prospectus Summary, page 1

   1.                                                   Please disclose that
shareholders who are party to the shareholders    rights agreement have
                                                        agreed to exercise
their voting rights to ensure that at least one nominee designated by the
                                                        CVC Vehicle will be
elected to serve as a member of your board of directors.
 Tomer Bar Zeev
FirstName
ironSource LastNameTomer  Bar Zeev
            Ltd.
Comapany
March      NameironSource Ltd.
       3, 2021
March2 3, 2021 Page 2
Page
FirstName LastName
The Offering, page 15

2. You disclose that this prospectus gives effect to the renaming of each issued and outstanding ordinary share as a Class A ordinary share and the distribution of one Class B ordinary share to the holders of each such issued and outstanding ordinary share. Please
         revise to clarify whether the    issued and outstanding ordinary
share[s]    include the 2019
         ordinary shares.
Summary Consolidated Financial Data, page 17

3. We note the disclosure of adjusted EBITDA margin throughout your filing. Revise to also present the most directly comparable GAAP measure with greater prominence. Also, disclose why management believes the presentation of this non-GAAP measure provides useful information to investors. Refer to Item 10(e)(1)(i) of Regulation S-K.
Risk Factors
Our business depends on our ability   , page 25

4. Please further discuss the impact of device OEMs moving towards issuing a single SKU which would interfere with your customers' ability to use your Aura solution suite. For example, to the extent material, disclose the percentage of your app installs that occur when a device is newly opened.
We rely on our customers   , page 26

5.       Please disclose the average length of your sales cycle to your large customers.
Our business is subject to risks   , page 29

6. Please disclose the percentage of your revenue that is derived from customers in the mobile gaming industry.
Our SVB Credit Agreement   , page 43

7. Please clarify whether the credit agreement is secured by substantially all of your assets.
Our amended and restated articles of association   , page 64

8. We note that your forum selection provision identifies federal courts as the exclusive forum for claims brought pursuant to the Securities Act or Exchange Act. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such a provision.
Provisions of Israeli law   , page 65

9. Please briefly describe each of the provisions in your amended and restated articles of association that require the approval of 65% of the total voting power to amend.
 Tomer Bar Zeev
FirstName
ironSource LastNameTomer  Bar Zeev
            Ltd.
Comapany
March      NameironSource Ltd.
       3, 2021
March3 3, 2021 Page 3
Page
FirstName LastName
Cautionary Note Regarding Forward-Looking Statements, page 67

10. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings. See Section 27A of the Securities Act of 1933. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to this offering.
Management's Discussion and Analysis of Financial Condition and Result of Operations
Our Go To Market Approach, page 84

11. Please revise to explain how gross customer retention rate is calculated. Refer to SEC
         Release No. 33-10751.
Non-GAAP Financial Metrics, page 87

12. Revise to disclose the most directly comparable GAAP measure for Adjusted EBITDA and Adjusted EBITDA as % of revenue with greater prominence. Refer to Item
         10(e)(1)(i) of Regulation S-K.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2020
Revenue, page 93

13. You indicate on page 87 that the Sonic publishing solution launch in February 2020, contributed significantly to your revenue growth. Please revise to disclose the amount of revenue generated from the publishing solution in 2020. Refer to
Section III.D of SEC
         Release No. 33-6835.
Business
Industry Background, page 102

14. We note your disclosure regarding the size of the global and mobile gaming markets.
         Please balance this by disclosing the total market for in-app advertising placements in apps and games from which you generate a substantial majority of your revenue.
Principal Shareholders, page 149

15. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by App Investments S.
..r.l.
16. Please disclose the portion of each class of securities held in the United States and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.
Certain Relationships and Related Party Transactions, page 152

17. Please file the agreements related to the spin-off transaction as exhibits to your registration statement. It appears that you have continuing obligations under the
 Tomer Bar Zeev
ironSource Ltd.
March 3, 2021
Page 4
         Transition Services Agreement, the Sub-Lease Agreement and the Spin-Off Lock-up
         Agreement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. Rights of Appointment, page 153

18. Please identify the shareholders that held rights to appoint members of your board of directors. Refer to Item 7.B. of Form 20-F.
Description of Share Capital and Articles of Association
Voting Rights, page 158

19. Please briefly describe the circumstances under your amended and restated articles of association and under applicable law in which the Class A and Class B holders will vote as separate classes.
Underwriting, page 179

20. Please disclose the exceptions to the lock-up agreements. Notes to Consolidated Financial Statements
Note 2- Significant Accounting Policies
r. Revenue Recognition, page F-13

21. You disclose that revenue is recognized when a bid is won and when a user installs an application after seeing an advertisement contracted on a cost-per-install or on a cost-per-
         impression basis. For cost-per-impression arrangements, clarify your disclosures and explain why revenue is not recognized until after a user installs an application.
22. We note that in the Sonic publishing solution that you generate revenue through in-app purchases. Tell us how much revenue was generated through these purchases and revise to disclose when revenue is recognized and whether amounts are presented on a gross or net basis.
23. You disclose that you generate revenue in usage-based contractual arrangements with customers who leverage some of your other solutions. Please tell us how much revenue was generated from these other solutions in the periods presented. Also tell us and revise
FirstName LastNameTomer Bar Zeev
       to clarify whether these other solutions are those discussed on page 83 and, to the extent
Comapany
       they NameironSource     Ltd. your revenue recognition policy disclosures
accordingly to
             are not, please expand
March include
       3, 2021 them.
                Page 4
FirstName LastName
 Tomer Bar Zeev
FirstName
ironSource LastNameTomer  Bar Zeev
            Ltd.
Comapany
March      NameironSource Ltd.
       3, 2021
March5 3, 2021 Page 5
Page
FirstName LastName
Note 10-Share-based Compensation, page F-32

24. Please provide us with a breakdown of all share-based compensation awards granted in
         2020 and 2021, including the fair value of the ordinary shares used to value each award.
         To the extent there was any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement.
General

25. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202)
551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Marc D. Jaffe, Esq.